                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 9 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ENRON CORP.

                                (Name of Issuer)

                  CUMULATIVE SECOND PREFERRED CONVERTIBLE STOCK

                         (Title of Class of Securities)

                                    460575806

                                 (CUSIP Number)

                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                NOVEMBER 8, 2002

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO.  460575806

         The total number of shares of Preferred Stock (as defined below) reported herein is 13,519 which constitutes 1.2% of the total number of shares outstanding. Ownership percentages set forth herein assume that at October 22, 2002 there were 1,116,357 shares of Cumulative Second Preferred Convertible Stock ("Preferred Stock") outstanding. The Preferred Stock is convertible into Enron Common Stock ("Common Stock") at a conversion rate of 27.304 shares of Common Stock per share of Preferred Stock.

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. BELFER
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds              N/A

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7        Sole Voting Power         12,894
  Number of Shares Beneficially    ---------------------------------------------
                                    8        Shared Voting Power            2
     Owned by Each Reporting       ---------------------------------------------
                                    9        Sole Dispositive Power    12,894
           Person With             ---------------------------------------------
                                    10       Shared Dispositive Power       2
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person    12,896

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            1.2%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO.  460575806

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE E. BELFER
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]

--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds      N/A

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                    7        Sole Voting Power           625
  Number of Shares Beneficially    ---------------------------------------------
                                    8        Shared Voting Power           2
     Owned by Each Reporting       ---------------------------------------------
                                    9        Sole Dispositive Power      625
           Person With             ---------------------------------------------
                                    10       Shared Dispositive Power      2
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  627

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11       LESS THAN 1%

--------------------------------------------------------------------------------
  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO.  460575806

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER CORP.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds      N/A

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES

--------------------------------------------------------------------------------
                                    7        Sole Voting Power          6,324
  Number of Shares Beneficially    ---------------------------------------------
                                    8        Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9        Sole Dispositive Power     6,324
           Person With             ---------------------------------------------
                                    10       Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person   6,324

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)      LESS THAN 1%

--------------------------------------------------------------------------------
  14     Type of Reporting Person            CO

--------------------------------------------------------------------------------

CUSIP NO.  460575806

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-6)
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]

--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds      N/A

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                    7        Sole Voting Power              2
  Number of Shares Beneficially    ---------------------------------------------
                                    8        Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9        Sole Dispositive Power         2
           Person With             ---------------------------------------------
                                    10       Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person       2

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)     LESS THAN 1%

--------------------------------------------------------------------------------
  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO.  460575806

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) : [x]
                                                              (b) : [ ]
--------------------------------------------------------------------------------
   3     SEC use only

--------------------------------------------------------------------------------
   4     Source of Funds      N/A

--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES

--------------------------------------------------------------------------------
                                    7        Sole Voting Power           3,370
  Number of Shares Beneficially    ---------------------------------------------
                                    8        Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9        Sole Dispositive Power      3,370
           Person With             ---------------------------------------------
                                    10       Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person    3,370

--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)     LESS THAN 1%

--------------------------------------------------------------------------------
  14     Type of Reporting Person            PN
--------------------------------------------------------------------------------

CUSIP NO.  460575806

THIS AMENDMENT NO. 9 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON SEPTEMBER 2, 1983 AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 1, 1983, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 15, 1993, AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 1, 1994, AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 10, 1994, AMENDMENT NO. 6 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 15, 1994, AMENDMENT NO. 7 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JULY 25, 1995, AND AMENDMENT NO. 8 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 3, 1995. THE TEXT OF ITEMS 1, 2, 3, 4 AND 5 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 1. SECURITY AND ISSUER.

         Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

                  This Statement relates to the Cumulative Second Preferred Convertible Stock, no par value ("the Preferred Stock") of Enron Corp. The address of the principal executive office of the Issuer is 1400 Smith Street, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a) This statement is filed by Robert A. Belfer, Renee E. Belfer, Belfer Corp. ("BC"), and Trust for the Benefit of Elizabeth Kones Belfer (T-6) ("T-6"), and Renee Holdings Partnership, L.P. ("Renee Holdings"), collectively (the "Reporting Persons").

         Item 2(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (b) The business addresses for the Reporting Persons is 767 Fifth Avenue, 46th Floor, New York, New York 10153.

         Item 2(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following.

         (c) Robert A. Belfer is the President, sole director, and sole shareholder of BC, the President and sole director of Belwest Petroleum, Inc. ("BPI"), General Partner of Renee Holdings and co-trustee of T-6 at the address listed in Item 1. Renee E. Belfer is not employed but serves as co-trustee of T-6.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

                  On July 1, 1997, the Issuer (formerly Enron Oregon Corp.), an Oregon corporation, merged into Enron Corp., a Delaware corporation ("Old Enron") pursuant to an Agreement and Plan of Merger dated July 20, 1996 and restated as of September 24, 1996 (the "Merger Agreement"). Pursuant to the Merger Agreement, each issued and outstanding share of $10.50 Cumulative Second Preferred Convertible Stock, par value $1.00, of Old Enron (the "Old Enron Preferred Stock") was converted into one share of Preferred Stock of the Issuer. Each share of Preferred Stock was initially convertible (subject to adjustment) into 13.652 shares of the Common Stock of the Issuer.

CUSIP NO.  460575806

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

                  The acquisition of the Preferred Stock was the result of a reincorporation merger between Old Enron and the Issuer, a wholly-owned subsidiary of the Issuer.

                  The Preferred Stock held by Mr. Belfer and the other Reporting Persons is held for investment purposes. Mr. Belfer and the other Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on the price of the Preferred Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may acquire or dispose of Preferred Stock in the open market or in privately negotiated transactions. Any such acquisition or disposition will be for the account of the Reporting Person making such acquisition and any such acquisition will be made with personal or corporate funds of such Reporting Person. The Reporting Persons may, from time to time, transfer Preferred Stock by gift or other similar disposition among themselves or to third parties.

                  Since the filing of Amendment No. 8 to the statement on
                  Schedule 13D, the following dispositions of securities of the Issuer have occurred:

                           (i) On June 4, 1997, Mr. Belfer contributed 27,400 shares of Old Enron Preferred Stock to the Goldman Sachs 1997 Exchange Place Fund and received shares in such fund.

                           (ii) In 1998, Robert Belfer, acting in his capacity of trustee for three descendant's trusts, distributed 58,400 shares of Preferred Stock to trusts whose trustee is a party unrelated to Mr. Belfer.

                           (iii) On February 22, 1999, Mr. Belfer, in his capacity as president and sole director of BC, converted 220 shares of Preferred Stock into 3,003 shares of Common Stock. Such shares of Common Stock were subsequently sold at market prices.

                           (iv) On March 11, 1999, Mr. Belfer, in his capacity as president and sole director of BC, converted 220 shares of Preferred Stock into 3,003 shares of Common Stock. Such shares of Common Stock were subsequently sold at market prices.

                           (v) On March 12, 1999, Mr. Belfer, in his capacity as president and sole director of BC, converted 73 shares of Preferred Stock into 996 shares of Common Stock. Such shares of Common Stock were subsequently sold at market prices.

                           (vi) On September 2, 1999, Mr. Belfer contributed 13,185 shares of Preferred Stock to the Goldman Sachs 1999 Exchange Place Fund and received shares in such fund.

                           (vii) On November 4, 1999, Mr. Belfer gifted 3,663 shares of Preferred Stock to a charitable trust.

                           (viii) On November 5, 1999, various trusts for which Mr. Belfer was co-trustee terminated and distributed 425 shares of Preferred Stock to the beneficiaries of such trusts.*

                           (ix) On November 11, 1999, Mr. Belfer gifted 1,832 shares of Preferred Stock to a charitable trust.

                           (x) On January 2, 2000, Mr. Belfer gifted 4,000 shares of Preferred Stock to a charitable trust.

                           (xi) On November 14, 2000, JP Morgan Converted 14,650 shares of Preferred Stock which had been pledged to it by BC as collateral for collar transactions into 400,003 shares of Common Stock.

----------

* 427 shares held by trusts for the benefit of Mr. Belfer's children (of which T-6 is the last remaining) were inadvertently not reported on previous amendments to this Schedule 13D. By virtue of his status as co-trustee over such trusts, Mr. Belfer had shared control to direct the voting of such shares.

CUSIP NO.  460575806


                           (xii) On January 5, 2001, JP Morgan Converted 5,494 shares of Preferred Stock which had been pledged to it by BC as collateral for collar transactions into 150,508 shares of Common Stock.

                           (xiii) On January 17, 2001, JP Morgan Converted 5,494 shares of Preferred Stock which had been pledged to it by BC as collateral for collar transactions into 150,508 shares of Common Stock.

                           (xiv) On January 19, 2001, JP Morgan Converted 5,494 shares of Preferred Stock which had been pledged to it by BC as collateral for collar transactions into 150,508 shares of Common Stock.

                           (xv) On February 14, 2001, Mr. Belfer, in his capacity as president and sole director of BC, converted 367 shares of Preferred Stock into 10,020 shares of Common Stock. Such shares of Common Stock were subsequently sold at market prices.

                           (xvi) On February 26, 2001, Mr. Belfer, in his capacity as president and sole director of BC, converted 109 shares of Preferred Stock into 2,976 shares of Common Stock. Such shares of Common Stock were subsequently sold at market prices.

                           (xvii) On March 9, 2001, Mr. Belfer, in his capacity as president and sole director of BC, contributed 5,555 shares of Preferred Stock to the Belport Exchange Fund+ and received shares in such fund.

                           (xviii) On April 18, 2001, JP Morgan Converted 2,750 shares of Preferred Stock which had been pledged to it as collateral for collar transactions into Common Stock.

                           (xix) On May 22, 2001, Mr. Belfer contributed 1,832 shares of Preferred Stock to the Belport Exchange Fund and received shares in such fund.

                           (xx) On July 26, 2001, Mr. Belfer contributed 3,663 shares of Preferred Stock to the Belport Exchange Fund and received shares in such fund.

                           (xxi)    On September 21, 2001, Mr. Belfer
                                    contributed 4,000 shares of Preferred Stock to the Goldman Sachs 2001 Exchange Place Fund and received shares in such fund.

                           (xxii) On September 30, 2002, Mr. Belfer gifted 81,800 shares of Preferred Stock to a charity.

                           (xxiii) On November 8, 2002, Mr. Belfer gifted 64,478 shares of Preferred Stock to a charity.

                           (xxiv) On November 8, 2002, Mr. Belfer, in his capacity as president and sole director of BC, gifted 6,000 shares of Preferred Stock to a charity.


                  Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposal that relates to or would result in any of the actions specified in clauses (a) through
                  (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a)      (i)      ROBERT A. BELFER. Mr. Belfer owns 3,200 shares (less
                           than 1%) of Preferred Stock. By virtue of being the sole executive officer, director and shareholder of BC and the General Partner of Renee LP, Mr. Belfer may be deemed to have sole voting and dispositive powers with respect to those shares held by BC and Renee Holdings, representing an aggregate of 9,694 shares (less than 1%) of Preferred Stock. By virtue of being co-trustee of T-6, Mr. Belfer may be deemed to share voting and dispositive powers with respect to those 2 shares of Preferred Stock held by T-6.

----------

+ The Belport Exchange Fund is unrelated to Mr. Belfer or any of the other Reporting Persons.

CUSIP NO.  460575806

                  (ii) RENEE E. BELFER. Renee E. Belfer owns 625 shares (less than 1%) of Preferred Stock. By virtue of being co-trustee of T-6, Renee E. Belfer may be deemed to share voting and dispositive power with respect to the two (2) shares of Preferred Stock held by T-6.

                  (iii) BC. BC owns 6,324 shares (less than 1%) of Preferred Stock.

                  (iv)     T-6. T-6 owns 2 shares (less than 1%) of Preferred
                           Stock.

                  (v) RENEE HOLDINGS. Renee Holdings owns 3,370 shares (less than 1%) of Preferred Stock.

         Item 5(b) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (b)      (i)      ROBERT A. BELFER. Mr. Belfer has sole power to vote
                           or dispose of 12,894 shares of Preferred Stock. Mr.
                           Belfer has shared power to vote or dispose of 2 shares of Preferred Stock. Mr. Belfer shares the power to vote or dispose of the 2 shares of Preferred
                           Stock owned by T-6 with Renee E. Belfer.

                  (ii) RENEE E. BELFER. Renee E. Belfer has sole power to vote or dispose of 625 shares of Preferred Stock. Renee E. Belfer shares the power to vote or dispose of the 2 shares of Preferred Stock owned by T-6 with Robert A. Belfer.

                  (iii) BC. BC has sole power to vote or dispose of 6,324 shares of Preferred Stock.

                  (iv) T-6. T-6 has sole power to vote or dispose of 2 shares of Preferred Stock.

                  (v) RENEE HOLDINGS. Renee Holdings has sole power to vote or dispose of 3,370 shares of Preferred Stock.

         Item 5(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (c)      See Item 4 above.

CUSIP NO. 460575806

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 12, 2002
                                     ROBERT A. BELFER

                                     By:    /s/ Robert A. Belfer
                                        ----------------------------------------
                                     Name:  Robert A. Belfer


                                     RENEE E. BELFER

                                     By:    /s/ Renee E. Belfer
                                        ----------------------------------------
                                     Name:  Renee E. Belfer


                                     BELFER CORP.

                                     By:    /s/ Robert A. Belfer
                                        ----------------------------------------
                                     Name:  Robert A. Belfer
                                     Title: President


                                     TRUST FOR THE BENEFIT OF
                                     ELIZABETH KONES BELFER (T-6)

                                     By:    /s/ Robert A. Belfer
                                        ----------------------------------------
                                     Name:  Robert A. Belfer
                                     Title: Trustee


                                     By:    /s/ Renee E. Belfer
                                        ----------------------------------------
                                     Name:  Renee E. Belfer
                                     Title: Trustee



                                     RENEE HOLDINGS PARTNERSHIP, L.P.


                                     By:    /s/ Robert A. Belfer
                                        ----------------------------------------
                                     Name:  Robert A. Belfer
                                     Title: General Partner